 Exhibit 99.1

Pembina Pipeline Corporation Reports Voting Results from 2022 Annual Meeting of Shareholders

CALGARY, AB, May 9, 2022 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) reported the voting results from its annual meeting of common shareholders held virtually on May 6, 2022 (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated March 18, 2022 (the "Information Circular") and is available on the Company's website under "Investors – Presentations & Events" at www.pembina.com.

A total of 320,822,849 common shares representing 58.13 percent of the Company's issued and outstanding common shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:

1.       Election of Directors

The following 12 nominees were appointed as directors of Pembina to serve until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes in Favour		Votes Withheld

	Percentage	Number	Percentage	Number

Anne-Marie N. Ainsworth	98.80%	301,565,670	1.20%	3,647,677
J. Scott Burrows	99.70%	304,292,436	0.30%	920,912
Cynthia Carroll	97.97%	299,019,837	2.03%	6,193,511
Ana Dutra	87.99%	268,548,515	12.01%	36,664,833
Randall J. Findlay	96.60%	294,845,088	3.40%	10,363,260
Robert G. Gwin	98.54%	300,764,838	1.46%	4,448,510
Maureen E. Howe	98.36%	300,208,862	1.64%	5,004,486
Gordon J. Kerr	98.83%	301,635,039	1.17%	3,578,309
David M.B. LeGresley	98.45%	300,469,270	1.55%	4,744,078
Leslie A. O'Donoghue	94.00%	286,914,211	6.00%	18,299,136
Bruce D. Rubin	99.42%	303,435,538	0.58%	1,777,810
Henry W. Sykes	98.55%	300,773,012	1.45%	4,440,335

2.       Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting, at remuneration to be fixed by the directors on the recommendation of the Audit Committee. The resolution was approved with approximately 87.55 percent of votes cast in favor.

3.       Approval of Company's Shareholder Rights Plan

An ordinary resolution to continue Pembina's shareholder rights plan was approved with approximately 94.83 percent of votes cast in favor.

4.       Acceptance of Company's Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the board of directors, the approach to executive compensation disclosed in the Information Circular was approved with approximately 88.01 percent of votes cast in favour.

Additional details in respect of the Meeting's voting results can be found on Pembina's profile at www.sedar.com and www.sec.gov.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:25e 09-MAY-22